================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------



                                    FORM 11-K


|X|  ANNUAL REPORT  PURSUANT TO SECTION 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003


                                       OR


|_| TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM ___________________TO____________________


                         COMMISSION FILE NUMBER 0-22418

                       ITRON, INC. INCENTIVE SAVINGS PLAN
                (Full title of the plan and address of the plan, if different from that of the issuer named below)



                                   ITRON, INC.

                            2818 NORTH SULLIVAN ROAD

                         SPOKANE, WASHINGTON 99216-1897

                                 (509) 924-9900

       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================














                              ITRON, INC. INCENTIVE
                                  SAVINGS PLAN

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                                       AND
                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS
--------------------------------------------------------------------------------


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        1


FINANCIAL STATEMENTS
      Statement of net assets available for benefits                           2
      Statement of changes in net assets available for benefits                3
      Notes to financial statements                                          4-9


SUPPLEMENTAL INFORMATION
      Schedule of assets (held at end of year)                                10
      Schedule of reportable transactions                                     11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee
Itron, Inc. Incentive Savings Plan
Spokane, Washington

We have audited the accompanying statement of net assets available for benefits of Itron, Inc. Incentive Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Itron, Inc. Incentive Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year and schedule of reportable transactions are presented for purposes of additional analysis, and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Moss Adams LLP

Spokane, Washington
May 7, 2004


1
--------------------------------------------------------------------------------

                                              ITRON, INC. INCENTIVE SAVINGS PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                       December 31,
                                                 ------------------------
                                                     2003   2002 Restated
                                                 ------------------------
ASSETS
   Investments:
   At fair market value
          Registered investment company funds   $18,030,952   $10,256,121
          Common/collective trust funds          16,578,499    12,484,226
          Pooled separate accounts                8,186,249     5,604,785
          Company stock                           5,820,285     6,844,323
          Individually directed accounts            384,508       305,311
   Participant loans                                885,944       781,741
                                                -----------   -----------
          Total investments                      49,886,437    36,276,507

   Receivables:
        Participants' contributions                 197,352       141,537
        Employer contribution                       382,578       318,591
                                                -----------   -----------
          NET ASSETS AVAILABLE FOR BENEFITS     $50,466,367   $36,736,635
                                                -----------   -----------

SEE ACCOMPANYING NOTES.                                                        2
--------------------------------------------------------------------------------

ITRON, INC. INCENTIVE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------





                                                                       Year Ended
                                                                      December 31,
                                                                          2003
                                                                      ------------
ADDITIONS TO NET ASSETS
   Investment income:
      Net appreciation (depreciation) in fair value of investments:
                 Registered investment company funds                  $  3,376,266
                 Common/collective trust funds                           3,302,202
                 Company stock                                            (157,850)
                                                                      ------------
                                                                         6,520,618

      Interest and dividends                                               620,998
                                                                      ------------
                                                                         7,141,616
                                                                      ------------
   Contributions:
      Participants'                                                      5,251,341
      Employer                                                           1,684,150
      Rollovers                                                            524,403
      Transfer into Plan                                                 1,525,705
                                                                      ------------
                                                                         8,985,599
                                                                      ------------
         Total additions                                                16,127,215
                                                                      ------------
DEDUCTIONS FROM NET ASSETS
   Benefits paid to participants                                         2,393,083
   Administrative expenses                                                   4,400
                                                                      ------------
         Total deductions                                                2,397,483
                                                                      ------------
         NET INCREASE                                                   13,729,732

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year - restated                                         36,736,635
                                                                      ------------
   End of year                                                        $ 50,466,367
                                                                      ------------




3                                                        SEE ACCOMPANYING NOTES.
--------------------------------------------------------------------------------

                                              ITRON, INC. INCENTIVE SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN AND BASIS OF PRESENTATION

Itron, Inc. (the Company or Employer) established Itron, Inc. Incentive Savings Plan (the Plan) effective as of March 1, 1985 (restated November 1, 2000). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan is administered by an internal Advisory Committee and is participant directed. The trustee of the Plan is New York Life Benefit Services LLC. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

ELIGIBILITY:

Full-time and part-time employees of Itron, Inc. shall become a participant under the Plan as soon as administratively possible following the employee's employment date.

The employee qualifies to receive Employer match contributions if employed on the last day of the period for which the Employer contribution is made to the Plan.

CONTRIBUTIONS:

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers registered investment company funds, common/collective trust funds, pooled separate accounts and company stock as investment options for participants. The Company may contribute (in cash or Company securities) to the Plan, on behalf of each employee eligible, a discretionary matching contribution equal to a percentage (as determined by the Company's Board of Directors) of the elective deferrals made by each such employee. The Company's Board of Directors may also determine to suspend or reduce its contribution for any Plan year or any portion thereof. In 2003, the Company matched 50% of participant contributions up to 6%.

PARTICIPANT ACCOUNTS:

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings (losses) and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested amount.

VESTING:

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

                                                                               4
--------------------------------------------------------------------------------

ITRON, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN AND BASIS OF PRESENTATION (CONTINUED)

PARTICIPANT LOANS:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates determined by the Administrative Committee based on the yield rates of appropriate U.S. Treasury securities. Principal and interest is paid ratably through bi-weekly payroll deductions.

PAYMENT OF BENEFITS:

Benefits will be paid to participants when they reach normal retirement age (age 59 1/2 or later), terminate service with the Employer, death, disability or hardship. Distributions are made in lump-sum payments, or in periodic installments over a period not exceeding 20 years, if the participant's vested account exceeds $5,000. A single payment distribution may also be made in the form of whole shares of Employer stock to the extent the participant's account is invested in Employer stock.

FORFEITURES:

The Plan may treat forfeitures as a reduction of Employer contributions for the Plan year in which the forfeiture occurs or pay Plan expenses. Forfeitures used in the Plan year ended December 31, 2003, amounted to $49,240.

HARDSHIP WITHDRAWALS:

Hardship withdrawals are permitted by the Plan in accordance with Internal Revenue Code Section 401 (k).

INVESTMENT MANAGEMENT AND ADMINISTRATIVE EXPENSES:

The Plan pays investment management fees. Expenses for administration of the Plan (recordkeeping, trustee services and consulting services) are paid directly by the Company at its election.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Employer, by resolution of its Board of Directors, reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund shall become fully vested and nonforfeitable.


5
--------------------------------------------------------------------------------

                                              ITRON, INC. INCENTIVE SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS:

The Plan's investments are held by New York Life Benefit Services LLC and recorded at fair value. Investment in Employer stock represents shares of the Company's common stock held by the Plan. Shares of registered investment company funds and common/collective trust funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of pooled separate accounts are considered highly liquid instruments with original maturities of three months or less. Pooled separate accounts are recorded at cost which approximates fair value. The Company stock is valued at its quoted market price. The fair value at December 31, 2003, was $18.36 per share. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENTS OF BENEFITS:
Benefits are recorded when paid.

BASIS OF ACCOUNTING:

The financial statements of the Plan have been prepared on the accrual basis of accounting.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in any combination of mutual funds provided by the Plan. Investment securities of these types are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term, and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE FOR LOSS ON RECEIVABLES:

There has not been recognition of an allowance for loss on receivables as all receivables are deemed to be 100% collectible or adequately secured as of the date of this report.

                                                                               6
--------------------------------------------------------------------------------

ITRON, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS

The following presents investments at December 31, 2003 and 2002, which represent 5% or more of the Plan's net assets.

                                                      December 31,
                                                 ------------------------
                                                     2003        2002
                                                 ------------ -----------
Shares in registered investment company funds:
   Artisan Mid Cap Fund (Inv Shrs)               $4,253,639   $        --
   PIMCO Total Return Fund (Admin)                3,087,746    2,144,329
   Artisan Small Cap Value Fund                   3,002,262            --
   Mellon-Master Stock Index (l)                         --     6,933,160
   MSIF Tr Mid Cap Growth Fund-Adv                       --     2,564,210


Common/collective trust funds:
   Barclays Equity Index Fund Q                   9,393,291            --
   Barclays LifePath 2020 Fund                    6,171,047    5,208,646


Units of pooled separate accounts:
   New York Life Insurance Anchor Account I       8,186,249    5,604,785


Shares in company stock:
   Itron, Inc. Company Stock                      5,820,285    6,844,323



NOTE 4 - TAX STATUS

The Plan obtained its latest determination letter dated October 23, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - PARTY IN INTEREST TRANSACTIONS

Certain Plan assets are managed by New York Life Benefit Services LLC, the custodian of the assets. Therefore, these investments qualify as party in interest transactions. Certain Plan investments are shares in Itron, Inc. common stock. These transactions represent investments in the Company and therefore, qualify as party in interest transactions. The Plan also has participant loans, which qualify as party in interest transactions.


7
--------------------------------------------------------------------------------

                                              ITRON, INC. INCENTIVE SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - TRANSFER OF ASSETS

In March 2003, the Company acquired Silicon Energy Corp. (Silicon). As part of the acquisition, $1,523,686 of Silicon's defined contribution plan assets were transferred into Itron, Inc. Incentive Savings Plan.

In October 2002, the Company acquired Regional Economic Research, Inc. (RER). As part of the acquisition, in 2002 primarily all of the assets of RER's defined contribution plan were transferred into the Itron, Inc. Incentive Savings Plan. In 2003, the transfer of residual assets from the RER plan amounted to $2,019.

NOTE 7 - CORRECTION OF PRIOR PERIOD CONTRIBUTIONS

During the 2003 audit of the Plan, it was discovered that the 2002 participant and employer contributions receivable were not accrued. Therefore, the 2002 financial statements have been restated to reflect the participant and employer contributions receivable. The result of this correction was to increase the 2002 statement of net assets available for benefits and the statement of changes in net assets available for benefits by $460,128. This correction is also reflected in the 2003 statement of changes of net assets available for benefits as an increase in the beginning of year net assets available for benefits.













                                                                               8
--------------------------------------------------------------------------------

ITRON, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                        December 31,
                                                                 ----------------------------
                                                                     2003            2002
                                                                 ------------    ------------
Net assets available for benefits per the financial statements   $ 50,466,367    $ 36,736,635
Participants' contributions receivable                               (197,352)       (141,537)
Employer contribution receivable                                     (382,578)       (318,591)
                                                                 ------------    ------------
Net assets available for benefits per the Form 5500              $ 49,886,437    $ 36,276,507
                                                                 ------------    ------------

The following is a reconciliation of contributions received from participants per the financial statements for the year ended December 31, 2003, to the Form 5500:

Contributions received from participants per the financial statements   $ 5,251,341
Less: participants' contributions receivable at December 31, 2003          (197,352)
Add: participants' contributions receivable at December 31, 2002            141,537
                                                                        -----------
Contributions received from participants per the Form 5500              $ 5,195,526
                                                                        -----------

The following is a reconciliation of contributions received from the Employer per the financial statements for the year ended December 31, 2003, to the Form 5500:

Contributions received from the Employer per the financial statements   $ 1,684,150
Less: Employer contribution receivable at December 31, 2003                (382,578)
Add: Employer contribution receivable at December 31, 2002                  318,591
                                                                        -----------
Contributions received from the Employer per the Form 5500              $ 1,620,163
                                                                        -----------



9
--------------------------------------------------------------------------------

                                              ITRON, INC. INCENTIVE SAVINGS PLAN
                  SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
--------------------------------------------------------------------------------

Plan's Sponsor EIN:        91-1011792
Plan Number:               001


                               December 31, 2003
-------------------------------------------------------------------------------------------------

    (a)
 Party in        (b) Identity of Issue, Borrower, Lessor                              Fair Market
 Interest                  or Similar Party                                              Value
-------------------------------------------------------------------------------------------------
                 Registered Investment Company Funds:
                    Artisan Mid Cap Fund (Inv Shrs)                                  $ 4,253,639
                    PIMCO Total Return Fund (Admin)                                    3,087,746
                    Artisan Small Cap Value Fund                                       3,002,262
                    Artisan International Fund                                         2,319,215
                    American Century Real Estate Fund                                  1,813,068
                    Davis New York Venture Fund (A)                                    1,368,710
                    TCW Galileo Select Equities Adv Fund                               1,045,741
      *             Mainstay A Mid Cap Value Fund                                        876,551
      *             Mainstay Cash Reserves Fund I                                        264,020

                 Common/Collective Trust Funds:
                    Barclays Equity Index Fund Q                                       9,393,291
                    Barclays LifePath 2020 Fund                                        6,171,047
                    Barclays LifePath 2010 Fund                                          598,503
                    Barclays LifePath 2030 Fund                                          415,658

                 Pooled Separate Accounts:
      *             New York Life Insurance Anchor Account I                           8,186,249

      *          Itron, Inc. Company Stock                                             5,820,285

                 Individually Directed Accounts                                          384,508

      *          Participant Loans (5.0%-10.5%, secured by
                          participant's accounts)                                        885,944
                                                                            ---------------------
                                                                                    $ 49,886,437
                                                                            ---------------------

                    * Party in interest transaction as defined by ERISA.



                                                                              10
--------------------------------------------------------------------------------

ITRON, INC. INCENTIVE SAVINGS PLAN
SCHEDULE H, LINE 4J - REPORTABLE TRANSACTIONS


Plan's Sponsor EIN:        91-1011792
Plan Number:               001

There were no reportable transactions for 2003.















11
--------------------------------------------------------------------------------

                                   SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 25 of June, 2004.




                                         ITRON, INC. INCENTIVE SAVINGS PLAN
                                    -------------------------------------------
                                                   (NAME OF PLAN)

                                               /s/ David G. Remington
                                    -------------------------------------------
                                                 DAVID G. REMINGTON
                                     VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

                            EXHIBIT INDEX



  EXHIBIT
   NUMBER                     DESCRIPTION OF EXHIBIT
--------- ----------------------------------------------------------------------
    23    Consent of Moss Adams LLP, Independent Registered Public
          Accounting Firm